

October 9, 2009

Mr. Eric J. Watson
Chief Executive Officer
Cullen Agricultural Holding Corp.
22 Barnett Shoals Road
Watkinsville, GA 30677

> **Re:** **Cullen Agricultural Holding Corp.**
> **Form S-4, Amendment No. 4**
> **Filed October 8, 2009**
> **File No. 333-161773**
>
> **Triplecrown Acquisition Corp.**
> **Preliminary Schedule 14A Filed September 8, 2009**
> **Definitive Additional Soliciting Material Filed October 1, 2009**
> **File No. 001-33698**
>
> **Response Letter Dated October 8, 2009**

Dear Mr. Watson:

We have reviewed your filings and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-4, Amendment No. 4 Filed October 8, 2009

General

1. Where comments on one section or document apply to other disclosure or documents, please make related changes to all affected disclosure. This will eliminate the need for us to issue repetitive comments. References throughout this letter to "you" or "your" refer to Cullen Agricultural Holding Corp.,

Triplecrown Acquisition Corp., or their respective affiliates, depending on the context.

2.   With regard to every response to our comments, please direct us to the precise pages in the marked .pdf document where you have made responsive changes. Do not make vague statements such as "We have included the disclosure in the filing as requested." For example, we note your response to prior comment 5.

3.   We note your response to our prior comment 4 and reissue the comment. Please provide us with updated information as to your proposed timing. Ensure that you address in your response the amount of time that it will take from the time the filing is declared effective to the actual receipt of materials by holders of your securities. For the purpose of your response only and not as an indication of when we believe accelerated effectiveness could potentially be achievable, confirm the accuracy of the representations you made today regarding what will occur in that regard in the event that the registration statement is declared effective as of 5:30 p.m. on Tuesday, October 13. Also disclose what number and percentage of your stockholders will have access to electronic voting and what number and percentage will need to vote by use of a paper proxy card or in person. Provide similar information with regard to the warrantholders.

4.   Given the limited time that holders will have after receipt of the materials, advise us whether you have considered moving the meeting date to October 22, 2009, and if not, why not. Also advise us whether you have considered including in the document a means by which holders may cast their votes by telephone, and update your response to prior comment 20 in the event that the meeting date changes. Note that we remain concerned that under your proposed schedule, security holders will not have sufficient time to make an informed decision with respect to the proposals included in your filing.

5.   We note your response to our prior comment 5 and reissue the comment with regard to any missing information, including the identities of the CAH officers currently left blank at page 4. In your next response regarding this comment, ensure that you direct us to exact pages in the document where you have addressed each of the issues that were the subject of the comment, including for example:

● Final results of ongoing negotiations with the underwriters regarding the deferred underwriting compensation;

● Identities of all directors and officers of each entity and affiliates, such as Natural Dairy, both prior to and after consummation of the reorganization;

- The number and percentage of holders referenced at page 51 as holding their securities in street name;

- Confirmation that the land sale was in fact closed on or prior to September 15, 2009, as scheduled.

6.   Reference to the beneficial ownership table at page 146 indicates that Mr. Watson will own 18,381,148 shares after the transaction. Your response to prior comment 60 indicates in part that all excess funds will be used to repurchase shares, resulting in a forecasted amount of 36,730,214 shares. Under those circumstances, Mr. Watson apparently would beneficially own more than 50% of the outstanding shares.

- Provide new cover page and Risk Factors disclosure making clear that Mr. Watson likely will effectively control the company after the transaction (regardless of the ultimate number of shares purchased or repurchased).

- Include new disclosure to make clear whether it is the current intention to purchase or repurchase shares in substantial amounts, and provide the particulars. We note the general references to the possibility of such purchases as well as your response to prior comment 8.

- Disclose whether Mr. Watson is in any way limited from purchasing additional shares prior to or after the merger and if not, whether he has expressed any intention to make any such additional purchases.

7.   We note your response to our prior comment 8. You state at page 4 and elsewhere that "up to $150 million will be used to implement Cullen Agritech's business model to the fullest extent; however, if a lesser amount is available to Cullen Agritech, the business model will be implemented to such lesser extent [emphasis added]." We also note the newly revised statement on page 56 that "In its review and analysis, and in arriving at its opinion, Duff & Phelps, with Triplecrown's consent: … Assumed that all of the capital required to implement the proposed U.S. Dairy Business Plan (over $400 million in total) will be available in the amounts required as and when needed as reflected in the U.S. Dairy Business Plan [emphasis added]." Furthermore, we note the statement on page 118 that capital deployment "will be accomplished by Cullen Agritech receiving $150 million from the closing of the transactions and obtaining additional borrowings of $250 million."

8.   Please revise to address the inconsistency between the statements on page 4 and elsewhere (which indicate that only $150 million is needed to implement the

business model fully) and the statements on page 56 and 118 (which indicate that more than $400 million is needed to implement the business model fully).

9.   Also, in view of your new disclosure on the cover page and elsewhere that it is possible that no capital may be available from the trust fund, explain the basis for continuing to assume that $400 million of capital will be available.

10.   In that regard, disclose in necessary detail any plans or arrangements that have been made with regard to obtaining the "additional borrowings of $250 million" mentioned at page 118 or to make clear that there have been no such arrangements made to date and that there is no assurance that such funds would be available. Describe in necessary detail any commitments, and to the extent such agreements are based on a minimum amount also being available from the trust fund, disclose that as well. File as exhibits any material agreements.

11.   Revise to describe the impact on the valuation and the fairness opinion if the $150 million of capital from the trust fund were to be unavailable from the trust fund.

Cover Page

12.   We remind you of prior comment 32. Please disclose if true that Dr. Watson also is the only employee of Cullen Agritech.

Summary of the Material Terms of the Merger, page 1

13.   Please revise to address the following:

- Discuss your belief that Cullen Agricultural Holdings is not acquiring a business for accounting purposes and the substantive reasons that support your conclusion. Your disclosure should, at a minimum, include the factors you cite in your response to prior comment 49 as well as an analysis of the accounting substance of the transaction.

- Provide a clear and detailed description of the specific intellectual property you will acquire in the merger, the consideration paid for the property, and to whom the consideration will be paid.

- Revise the fourth bullet point to clearly disclose the total number of shares and percentage of total outstanding shares beneficially held by Eric Watson before and after the merger under both the no conversion and maximum conversion scenarios.

14.	We note your response to our prior comment 30 and reissue the comment in part. In your discussions on pages 3 and 4 and elsewhere in the document regarding the use of funds in Triplecrown's trust account, revise to disclose the overall capital requirements of the proposed business; the amount of capital that – for purposes of the valuation and the fairness opinion – is being assumed to be available from the trust account and from debt financings; and the possible shortfall in capital due to the potential unavailability of amounts from the trust account.

15.	Add "Eric J. Watson," to your references to "the current holder of Cullen Agritech" which appear in the fourth and fifth bullet points and elsewhere, to clarify the situation for the reader. Also include revised disclosure regarding his aggregate beneficial holdings.

16.	We note the new disclosure you added to page 2 in response to prior comment 11. Revise to disclose that no shares have been released from escrow as of the date of the document or provide the particulars about any release(s).

Questions and Answers

Q: What is the structure of the merger?, page 6

17.	We reissue those portions of prior comment 16 with which you did not comply. For example, revise the charts on page 6 to show the percentage Mr. Watson owns or controls in each case, and indicate in the first chart that CAH is the registrant.

18.	In the tabular presentation on page 7, indicate consistently who owns each entity, not merely who "controls" each entity.

Q: What are my options in determining how to vote and what actions to take?, page 7

19.	We note your response to our prior comment 12, and we note the Q&A that has been added on page 7. However, the new Q&A fails to address the potential impact of each choice that a securityholder may make on the other choices available to the securityholder. Please revise the Q&A to address this.

Risk Factors

The fairness opinion Triplecrown received did not indicate …, page 32

20. We note your response to our prior comment 25 and reissue the comment in part.
Identify clearly all assumptions underlying the fairness opinion that might not be
accurate, such as the availability of $150 million from the trust fund for the
proposed business, the availability of an additional $250 million of debt financing
and the availability of an overall amount of $400 million of capital. Explain the
impact of the potential inaccuracy of these assumptions on the valuation of Cullen
Agritech and the fairness opinion.

The exercise of Triplecrown's directors' and officers' discretion …, page 32

21. The resolicitation you reference here appears inconsistent with your prior
responses to comments in which you indicated that you potentially would waive
only one condition, which you assert would not require resolicitation. Please
explain this text further, or revise as appropriate.

The Triplecrown Founders, Cullen Holdings and their respective affiliates …, page 33

22. We note your response to our prior comment 9 and partially reissue it. For
example, please eliminate from this Risk Factor the inappropriate mitigating
language in the clause beginning with "While such transactions would benefit."

Interests of Triplecrown's Directors and Officers and Others in the Merger, page 36

23. Disclose explicitly the value of the securities which Mr. Watson will directly or
indirectly receive or control as a result of the proposed transaction.

Special Meetings, page 38

24. We reissue prior comment 27 insofar as the disclosure at page 39 under
"Recommendation" remains unchanged.

The Merger Proposal

Background of the Merger, page 49

25. We note the e-mail you provided in response to prior comment 36. Part of the e-
mail refers to "extensive negotiations" that took place previously. Provide
additional detail regarding these extensive negotiations with Mr. Watson. Refer
also to prior comments 64 and 67 from our original comment letter. With regard

to your response to prior comment 39, identify for us the business plan because the materials you provided included no index or caption.

26.   We note in the second paragraph on page 50 the statement that "The parties then commenced discussions regarding a potential transaction involving Cullen Agritech and Triplecrown." Please clarify when the Board of Directors was consulted about this, and how the commencement of discussions was authorized.

Triplecrown's Board of Directors' Reasons for Approval of the Merger, page 51

27.   We note your response to our prior comment 43 and reissue the comment in part. Please explain the factual basis for your statement on page 52 that the Eastern Seaboard is "currently starved of supply." Either add a third party reference supporting this statement or delete it.

28.   We note your response to our prior comment 45 and reissue the comment in part; address the issue raised in our prior comment about consideration received by the referenced individuals.

29.   If there has been significant government stockpiling in the United States, as the materials you provided in response to prior comment 46 suggest, revise to disclose this and any likely adverse consequences on current or future demand or pricing.

Tested model through research farms …, page 52

30.   Please explain the testing process in detail here, as well as in your discussion on page 121. Disclose who performed the testing and whether the testing was done or verified by an independent third party. Please explain what tests were conducted and describe the results of the tests.

Fairness Opinion, page 54

31.   We note your response to our prior comment and the text that has been added on page 56 to the effect that "over $400 million in total" is required to implement the business plan and the assumption that the $400 million will be available. Please revise disclosure elsewhere in the document to resolve the inconsistencies that exist between this disclosure and other disclosure elsewhere indicating that only $150 million is required to implement the business plan fully. Also discuss here the potential impact on the valuation and the fairness opinion if no funds are available from Triplecrown's trust account.

Actions that May Be Taken, page 64

32.   Revise the new text in the first full paragraph on page 66 to indicate that both
        parties will make the corresponding filings on Form 8-K.

Anticipated Accounting Treatment, page 70

33.   Please revise to disclose information similar to that requested in the first bullet
        point of comment 13 above. In addition, revise to clarify your statement that "the
        cost of the purchase will be based on the CAH common stock issued to the Cullen
        Agritech stockholder."

Business of Cullen Agritech

Summary of Significant Assumptions, page 118

34.   As requested in previous comment 55, please revise to include a discussion of the
        significant assumptions made with regard to your gross profit. For example,
        revise to include a discussion of your expected production cost per hundredweight
        (cwt), and how such amount compares with the industry, and your historical
        experience. Please also address whether such amount includes costs related to
        your use of feedstocks including corn-based feedstocks.

Revenue, page 118

35.   Within your discussion of the calculation of revenue from milk production, you
        explain that "Revenue from milk production is calculated as follows - total milk
        production in million pounds is multiplied by 10,000 to get production in hundred
        weight (cwt)…For example, in 2011, total milk production is 684.9 million
        pounds which, divided by 10,000, results in milk production in cwt, which is
        6,849,156 cwt of milk." In one instance above you advise a reader to multiply by
        10,000, and in another instance you advise them divide by 10,000. Please revise
        your discussion to be consistent.

36.   Please expand your discussion regarding the livestock trading account revenue to
        explain how changes in the value of mature and immature livestock as well as the
        sale of surplus livestock result in revenue.

37.   With regard to the number of producing cows expected per year, please expand
        your discussion to explain how many will be purchased, as opposed to being
        nurtured by you from a non-productive state to productive. Please also explain if
        you have a contract with a seller to acquire the related number of productive cattle
        in the amounts, and breed you expect, or any difficulties you may encounter in
        acquiring the quantity of producing cows you require.

Earning (Loss) Per Share, page 119

38.   Please expand your disclosure to include the explanation and reconciliation regarding your anticipated number of shares outstanding provided in your response to prior comment 60.

Intellectual Property, page 124

39.   We note your response to our prior comments 35 and 41 and reissue the comments in part. Please revise to disclose what consideration was paid, is being paid or will be paid, and to whom, with regard to the research and development activities and the intellectual property. We may have further comments after reviewing your response. Also include sufficiently detailed related party transactions disclosure, pursuant to Item 404 of Regulation S-K.

40.   Please revise to provide a clear and detailed description of the specific registered or unregistered intellectual property you will acquire, separately discuss how each piece of intellectual property will be used by Cullen Agricultural Technologies, and tell us the specific benefits you expect to obtain from each piece of intellectual property in comparison to confinement farming and other forage-based farming methods.

Properties, page 126

41.   With regard to the land purchase contract with Grimsley LLC, we note from your disclosure that you intend to close on the purchase contract on September 30, 2009. As this date has passed, please update this disclosure, and elsewhere if necessary, to provide current information regarding this transaction.

Exhibit Index

42.   We reissue prior comment 66. Revise both exhibit lists (at pages II-4 and II-9) to specify in each case the precise date and amendment number of each filing from which you are incorporating by reference.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237, or in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director